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                                                              OMB APPROVAL
                                                       -------------------------
                           UNITED STATES                OMB Number:  3235-0145
                SECURITIES AND EXCHANGE COMMISSION     Expires:  August 31, 1999
                      Washington, D.C.  20549          Estimated average burden
                                                       hours per response  14.90
                                                       -------------------------




                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                        (Amendment No. ______________)*


                              Echelon Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  27874N 10 5
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                   07/27/98
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [x]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)

                               Page 1 of 6 pages

CUSIP No. 27874N 10 5

------------------------------------------------------------------------------
 1.    Name of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

 M. Kenneth Oshman
------------------------------------------------------------------------------
 2.    Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) ...................................................................
       (b) ................................................................ X
------------------------------------------------------------------------------
 3.    Sec Use Only...........................................................
------------------------------------------------------------------------------
 4.    Citizenship or Place of Organization: United States of America

------------------------------------------------------------------------------
                     5.    Sole Voting Power:
                           471,000* (beneficial ownership of 36,000 shares is
     Number of             disclaimed)
      Shares       -----------------------------------------------------------
   Beneficially      6.    Shared Voting Power:
     Owned by
       Each                4,395,700**
    Reporting      -----------------------------------------------------------
      Person         7.    Sole Dispositive Power:
       With:               471,000* (beneficial ownership of 36,000 shares is
                           disclaimed)
                   -----------------------------------------------------------
                     8.    Shared Dispositive Power:

                           4,395,700**
------------------------------------------------------------------------------
 9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

       5,216,413***
------------------------------------------------------------------------------
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions).................................................. X
------------------------------------------------------------------------------
11.    Percent of Class Represented by Amount in Row (9): 15.9%
------------------------------------------------------------------------------
12.    Type of Reporting Person (See Instructions): IN
------------------------------------------------------------------------------

                               Page 2 of 6 pages

CUSIP No. 27874N 10 5

------------------------------------------------------------------------------
 1.    Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

 Barbara S. Oshman
------------------------------------------------------------------------------
 2.    Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) ..................................................................
       (b) ................................................................ X
------------------------------------------------------------------------------
 3.    SEC Use Only...........................................................
------------------------------------------------------------------------------
 4.    Citizenship or Place of Organization: United States of America

------------------------------------------------------------------------------
                     5.    Sole Voting Power: 0

     Number of
      Shares       -----------------------------------------------------------
   Beneficially      6.    Shared Voting Power: 4,395,700**
     Owned by
       Each
    Reporting      -----------------------------------------------------------
      Person         7.    Sole Dispositive Power: 0
       With:

                   -----------------------------------------------------------
                     8.    Shared Dispositive Power: 4,395,700**


------------------------------------------------------------------------------
 9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

       4,645,413****
------------------------------------------------------------------------------
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)....................................................
------------------------------------------------------------------------------
11.    Percent of Class Represented by Amount in Row (9): 14.2%
------------------------------------------------------------------------------

12.    Type of Reporting Person (See Instructions): IN

------------------------------------------------------------------------------

                               Page 3 of 6 pages

Item 1.

  (a)  Name of Issuer:  Echelon Corporation, Inc.
  (b) Address of Issuer's Principal Executive Offices: 4015 Miranda Avenue, Palo Alto, CA 94304

Item 2.

  (a) Name of Person Filing: M. Kenneth Oshman and Barbara S. Oshman, husband and wife
  (b) Address of Principal Business Office or, if none, Residence: 4015 Miranda Avenue, Palo Alto, CA 94304
  (c)  Citizenship:  United States of America
  (d)  Title of Class of Securities:  Common Stock
  (e)  CUSIP Number:  27874N 10 5

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

  (a)  [ ]   Broker or dealer registered under section 15 of the Act (15 U.S.C.
             78o).
  (b)  [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
  (c)  [ ]   Insurance company as defined in section 3(a)(19) of the Act (15
             U.S.C. 78c).
  (d)  [ ]   Investment company registered under section 8 of the Investment
             Company Act of 1940 (15 U.S.C.80a-8).
  (e)  [ ]   An investment advisor in accordance with (S)240.13d-1(b)(1)(ii)(E);
  (f)  [ ]   An employee benefit plan or endowment fund in accordance with
             (S)240.13d-1(b)(1)(ii)(F);
  (g)  [ ]   A parent holding company or control person in accordance with
             (S)240.13d-1(b)(1)(ii)(G);
  (h)  [ ]   A savings associations as defined in Section 3(b) of the Federal
             Deposit Insurance Act (12 U.S.C. 1813);
  (i)  [ ]   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company  Act of
             1940 (15 U.S.C. 80a-3);
  (j)  [ ]   Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership

  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  (a)   Amount of beneficially owed
           M. Kenneth Oshman: 5,216,413 shares***
           Barbara S. Oshman: 4,645,413 shares****

  (b)   Percent of class
           M. Kenneth Oshman: 15.9% of the outstanding shares of Common Stock of
                              Issuer based on 32,503,466 shares of Issuer's Common Stock outstanding as of October 31, 1998, according to Issuer's quarterly report on Form 10-Q for the quarter ended September 30, 1998, filed November 13, 1998 (the "Third Quarter 10-Q").

           Barbara S. Oshman: 14.2% of the outstanding shares of Common Stock of
                              Issuer based on 32,503,466 shares of Issuer's Common Stock outstanding as of October 31, 1998, according to the Third Quarter 10-Q.

                               Page 4 of 6 pages

  (c)  Number of shares as to which the person has:

       (i)   Sole power to vote or to direct the vote
             M. Kenneth Oshman:                    471,000 shares*
             Barbara S. Oshman:                          0 shares

      (ii)   Shared power to vote or to direct the vote
             M. Kenneth Oshman:                  4,395,700 shares**
             Barbara S. Oshman:                  4,395,700 shares**

      (iii)  Sole power to dispose or to direct the disposition of
             M. Kenneth Oshman:                    471,000 shares*
             Barbara S. Oshman:                          0 shares

      (iv)   Shared power to dispose or to direct the disposition of
             M. Kenneth Oshman:                  4,395,700 shares**
             Barbara S. Oshman:                  4,395,700 shares**

  * Beneficial ownership of 36,000 of these shares registered in the name of M. Kenneth Oshman as trustee of trusts not for the benefit of Mr. Oshman is disclaimed as set forth on Page 2 of this Schedule. 435,000 shares are held by O-S Ventures, of which Mr. Oshman is general partner.

  **     4,395,700 shares are held by M. Kenneth Oshman and Barbara
         S. Oshman, Trustees of the Oshman Trust Dated July 10, 1979 (the "Trust").

  *** Includes 100,000 shares which may be acquired within 60 days of December 31, 1998 upon exercise of a stock option by M. Kenneth Oshman and 249,713 shares which may be acquired within 60 days of December 31, 1998 upon exercise of a warrant held by the Trust.

  **** Includes 249,713 shares which may be acquired within 60 days of December 31, 1998 upon exercise of a warrant held by the Trust.

    Instruction. For computations regarding securities which represent a right to acquire an underlying security see (S)240.13d-3(d)(1).

Item 5.   Ownership of Five Percent or Less of a Class

  Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

  Not applicable.

Item 8.   Identification and Classification of Members of the Group

  Not applicable.

Item 9.   Notice of Dissolution of Group

  Not applicable.

                               Page 5 of 6 pages
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Item 10.  Certification

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.


                                   February 9, 1999
                                   ---------------------------------------------
                                                Date

                                   /s/ M. Kenneth Oshman
                                   ---------------------------------------------
                                              Signature

                                   M. Kenneth Oshman, Chairman of the
                                   Board, President and Chief Executive Officer
                                   of Echelon Corporation
                                   ---------------------------------------------
                                            Name/Title


                                   February 9, 1999
                                   ---------------------------------------------
                                                Date

                                   /s/ Barbara S. Oshman
                                   ---------------------------------------------
                                              Signature


                                   Barbara S. Oshman
                                   ---------------------------------------------
                                             Name/Title


  The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties for whom copies are to be sent.

    Attention:  Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001)

                               Page 6 of 6 pages